NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES SIGNS
173,000-SQUARE-FOOT LEASE WITH COMMERZBANK AT
TWO WORLD FINANCIAL CENTER IN LOWER MANHATTAN

NEW YORK, March 21, 2011 – Brookfield Properties Corporation (“Brookfield Office Properties”) (BPO: NYSE, TSX) today announced that it has signed a 173,000-square-foot lease with Commerzbank at Two World Financial Center in Lower Manhattan.

Coupled with the 236,000-square-foot lease signed last month with Oppenheimer Funds, over 400,000 square feet of Bank of America/Merrill Lynch sublease space has been converted to direct leases with Brookfield Office Properties. Both leases  commence in 2013 for 15 years.

“We are pleased that these two respected financial services institutions have chosen to extend their tenancy at the World Financial Center and remain committed to Lower Manhattan,” said Ric Clark, president and chief executive officer of Brookfield Office Properties.

Commerzbank was represented in lease negotiations by John Cefaly and Robert Lowe of Cushman & Wakefield. Brookfield Office Properties was represented in-house.

Two World Financial Center is one of four office towers of the 8-million-square-foot commercial complex on the west side of Lower Manhattan overlooking the Hudson River.

Brookfield Office Properties is Lower Manhattan’s largest office landlord with 12.9 million square feet of space, which is 98% leased. In addition to the World Financial Center, Brookfield Office Properties also owns and manages One Liberty Plaza and One New York Plaza in downtown New York.

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About Brookfield Office Properties
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 108 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.